Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

October 5, 2022

VIA E-MAIL ATTACHMENT

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Goldenwell Biotech, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed April 1, 2022
File No. 000-56275

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Goldenwell Biotech Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 3, 2022.  The Company asks that the Staff consider the Company’s proposed Amendment No. 1 to Form 10-K, as attached hereto.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis

General, page 11

1.

We have observed various inconsistencies among the disclosures in your filing which should be addressed in an amendment to your filing, along with the other concerns raised in the other comments in this letter. Please ensure that all content of your report is accurate and complete and resolve the following discrepancies.

•	On pages 4 and F-6 you disclose that you were incorporated on August 20, 2019 while on page 11 you indicate the date of incorporation was July 1, 1999.

•	On page 4 you disclose that you have no subsidiaries while on page 9 you identify Gagfare Limited, a Hong Kong corporation, as a wholly-owned subsidiary.

•	On page 4 you provide a Financial Summary table having amounts in three rows that do not agree with the corresponding amounts on page F-2.

•	On pages 11 and F-3 you report $15,967 in revenue for 2021 while on pages 11 and 12, there are three disclosures stating that you had no revenue during this period.

With regard to the subsidiary referenced above, describe the origin and current status of this entity, and describe the nature and extent of any business, or plans to conduct business, in the People’s Republic of China, Hong Kong, or Macau.

Please also clarify your disclosure on page 11, indicating that you are an early stage corporation and have not generated any revenue from your nutraceutical and dietary supplement business, to describe the nature of the transaction(s) underlying the sales revenue that you report in your financial statements.

1

Company response:  The Company has (i) changed its incorporation date to the correct date of August 20, 2019, on page 11, (ii) removed reference to a subsidiary on page 4, and referenced its existing license agreements, (iii) corrected the amounts in its Financial Summary on page 4, and (iv) corrected the amounts of its revenue for 2021 on pages 11 and 12.

Management's Discussion and Analysis

Plan of Operation, page 11

2.

We note your disclosure on page 4 describing three stages of development completed for five products while also indicating that material hurdles remain before you can sell products commercially, including locating a site, constructing manufacturing facilities, installing a workshop, setting up equipment, and hiring and training a workforce.

Please expand your disclosure under Liquidity and Capital Resources on page 12 to include quantification of the estimated costs and a description of the timeline that you believe are necessary to complete the activities referenced above, and identify your anticipated source of funding to comply with Item 303(b)(1) of Regulation S-K.

Please also describe any known trends, demands, commitments, events or uncertainties that are reasonably likely to impact your ability to execute these plans, as may encompass the need for regulatory approvals and the availability of funds

Company response: The Company has expanded its disclosure under Liquidity and Capital Resources on page 12 in response to this comment.

Report of Independent Registered Public Accounting Firm, page F-1

3.	We note that you filed an audit opinion that covers only your 2021 financial statements, and that you previously reported a change in auditors effective September 8, 2021.

However, you must obtain and file an audit opinion or audit opinions for both fiscal years to comply with Rule 8-02 of Regulation S-X. Under these circumstances, you may either arrange with the prior auditor for a reissuance of their audit opinion or engage your current auditor to re-audit the 2020 financial statements.

Company response: The Company has made reference on page F-1 to include its audit report from its prior auditors for its 2020 financial statements, and to add a consent of its prior auditors in the Exhibit Index on page 25.

Please contact the undersigned with any further questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

Attachments

2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO.1

TO

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File No. 000-56275

GOLDENWELL BIOTECH, INC.
(Exact name of registrant as specified in its charter)

Nevada	84-2896086
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2071 Midway Drive

Twinsburg, Ohio 44087

(Address of principal executive offices, zip code)

(440) 666-7999

(Registrant’s telephone number, including area code)

____________________________________________________________

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

Common Stock, $.001 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

December 31, 2021
Financial Summary
Cash and Cash Equivalents	$213,556
Total Assets	213,556
Total Liabilities	159,226
Total Stockholders’ Equity (Deficit)	$460,979

Exclusive Patent License Agreements

Effective July 20, 2020, the Company entered into an Exclusive License Agreement with Australian Trefoil Health Technologies Pty Ltd (the “Australian Trefoil License Agreement”), pursuant to which the Company has licensed from Australian Trefoil the technology and packaging designs underlying the Sugar Master and DNA Repair products, and other products of the Company. The term of the Australian Trefoil License Agreement is for the term of the underlying patent and covers all territories in the world, except China, and the term expires on November 15, 2025. The Company paid consideration of $10.00 for entering into the Australian Trefoil License Agreement. Australian Trefoil Health Technologies Pty Ltd is controlled by Li Yang, a director of the Company.

Additionally, effective July 20, 2020 the Company has entered into an Exclusive License Agreement, dated July 20, 2020, with Ji Lin JZY Biotech Inc. (the “JZY Biotech License Agreement”), pursuant to which the Company has licensed from JZY BioTech the technology the Company uses in its products. The term of the JZY BioTech License Agreement is for the term of the underlying patent and covers all territories in the world, except China, and the term expires on January 11, 2025. The Company paid consideration of $10.00 for entering into the JZY Biotech License Agreement. Ji Lin JZY Biotech Inc. is controlled by Shang Liu, our President and Chief Executive Officer and a director of the Company.

Status of Production

Each of our 5 products discussed below have been completed the following stages:

•	We have concluded our initial marketing analysis, including an analysis of our competition and development of marketing strategies.
•

We have concluded our research and development, including making a raw materials selection, making products formulations, concluding lab testing, and concluding quality assurance and quality control studies.

•	We have concluded the parts of production, including the production process, producing technology optimization, selection equipment for production; selecting sources of raw materials supplies.

Material hurdles remain until we can sell the products commercially. First, we must construct manufacturing facilities, which includes locating a site, installing a workshop and setting up equipment. No special equipment needs to be engineered or produced. All needed equipment is presently available from existing manufacturers. Second, our workforce will need to be trained, however, no specialized education or experience is needed by labor we intend to hire.

4

COMPETITION AND COMPETITIVE STRATEGY

We expect that we will compete for members with traditional, offline consumer resources, and with online providers of consumer ratings, reviews and referrals on the basis of a number of factors, including breadth of our service provider listings, reliability of our content, breadth, depth and timeliness of information and strength and recognition of our brand.

Intellectual Property

We rely on a combination of trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, which are primarily our brand names, product designs and marks. We do not own any patents.

Effective July 20, 2020, the Company entered into an Exclusive License Agreement with Australian Trefoil Health Technologies Pty Ltd (the "Australian Trefoil License Agreement"), pursuant to which the Company has licensed from Australian Trefoil the technology and packaging designs underlying the Sugar Master and DNA Repair products, and other products of the Company. The term of the Australian Trefoil License Agreement is for the term of the underlying patent and covers all territories in the world, except China, and the term expires on November 15, 2025. The Company paid consideration of $10.00 for entering into the Australian Trefoil License Agreement. Australian Trefoil Health Technologies Pty Ltd is controlled by Li Yang, a director of the Company.

Additionally, effective July 20, 2020 the Company has entered into an Exclusive License Agreement, dated July 20, 2020, with Ji Lin JZY Biotech Inc. (the "JZY Biotech License Agreement"), pursuant to which the Company has licensed from JZY BioTech the technology the Company uses in its products. The term of the JZY BioTech License Agreement is for the term of the underlying patent and covers all territories in the world, except China, and the term expires on January 11, 2025. The Company paid consideration of $10.00 for entering into the JZY Biotech License Agreement. Ji Lin JZY Biotech Inc. is controlled by Shang Liu, our President and Chief Executive Officer and a director of the Company.

Government Regulation and Approvals

Dividends

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future. There are no restrictions in our Articles of Incorporation or Bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

•	we would not be able to pay our debts as they become due in the usual course of business; or
•

our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution, unless otherwise permitted under our Articles of Incorporation.

Recent Sales of Unregistered Securities

There are no unreported sales of equity securities at December 31, 2021.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company does not have any equity compensation plans.

Penny Stock Regulations

The SEC has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share. Our Common Stock, when and if a trading market develops, may fall within the definition of penny stock and be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1.00 million, or annual incomes exceeding $200,000 individually, or $300,000, together with their spouse).

For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our Common Stock and may affect the ability of investors to sell their Common Stock in the secondary market.

Purchases of Equity Securities by the Registrant and Affiliated Purchasers

We did not purchase any of our shares of common stock or other securities during the year ended December 31, 2021.

ITEM 6. SELECTED FINANCIAL DATA

As a “smaller reporting company,” as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information called for by this Item.

10

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company was incorporated in the State of Nevada on August 20, 2019, and established a fiscal year end of December 31.

Going Concern

To date the Company has little operations or revenues and consequently has incurred recurring losses from operations. No revenues are anticipated until we complete the financing we endeavor to obtain, as described in this Form 10-K, and implement our initial business plan. The ability of the Company to continue as a going concern is dependent on raising capital to fund our business plan and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company’s ability to continue as a going concern.

Our activities have been financed from the proceeds of share subscriptions. On August 20, 2019 the Company sold 41,000,000 shares of common stock to its founders for a subscription amount of $41,000. On August 20, 2019, the Company sold 39,000,000 shares of common stock for a subscription amount of $215,504.

We have no outstanding loans.

The Company plans to raise additional funds through debt or equity offerings. There is no guarantee that the Company will be able to raise any capital through this or any other offerings.

PLAN OF OPERATION

We are an early stage corporation and have generated any revenues of only $15,967 from sales of our nutraceutical and dietary supplements business during the twelve months ended December 31, 2021.

Our plan of operation for the 12 months following the filing of this Annual Report on Form 10-K is to increase the sales of our products.

The Company believes it can satisfy its cash requirements through the fiscal year end of December 31, 2021, from its cash of $213,556. As of December 31, 2021, we had a working capital balance of $253,000.

RESULTS OF OPERATIONS

Comparison of the Years ended December 31, 2021 and 2020

As of December 31, 2021, we suffered from a working capital balance of $253,000. As a result, our continuation as a going concern is dependent upon improving our profitability and the continuing financial support from our stockholders or other capital sources. Management believes that the continuing financial support from the existing shareholders and external financing will provide the additional cash to meet our obligations as they become due. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

The following table sets forth certain operational data for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020
Revenues	$15,967	$-0-
Cost of revenue	7,579	-0-
Gross profit	8,388	-0-
Total operating expenses	126,655	6,368
Other income	1,286	44
Loss before income taxes	(118,267)	(6,368)
Income tax expense	-	-
Net loss	(116,981)	(6,324)

11

Revenue. We generated revenues of $15,967 and $0 for the years ended December 31, 2021 and 2020, respectively.

Cost of Revenue. Our cost of revenue was $7,579 and $0 for the years ended December 31, 2021 and 2020, respectively.

Gross Profit. We generated gross profits of $8,388 and $0 for the years ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses (“G&A”). We incurred general and administrative expenses of $126,655 and $6,368 for the years ended December 31, 2021 and 2020, respectively. The increase in G&A is primarily attributable to the increase of cost of goods sold, lease expense and salary expense.

Income Tax Expense. Our income tax expenses for the years ended December 31, 2021 and 2020 were $0.

Net Loss. During the year ended December 31, 2021, we incurred a net loss of 116,981, as compared to $6,324 for the same period ended December 31, 2020.

Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of $213,556, and no accounts receivable deposits, prepayments or other receivables.

We believe that our current cash and other sources of liquidity discussed below are adequate to support general operations for at least the next 12 months.

	Years Ended December 31,
	2021	2020
Net cash provided used in operating activities	$(205,139)	$(6,324)
Net cash provided by investing activities	$0	$0
Net cash provided by financing activities	170,125	8,300

Net Cash Used In Operating Activities.

For the year ended December 31, 2021, net cash used in operating activities was $205,139, which consisted primarily of payments for general and administrative expenses.

For the year ended December 31, 2020, net cash used in operating activities was $6,324, which consisted primarily of payments for general and administrative expenses.

We expect to continue to rely on cash generated through financing from our existing shareholders and private placements of our securities, however, to finance our operations and future acquisitions.

Net Cash Provided By Investing Activities.

For the year ended December 31, 2021, there is no net cash provided by investing activities.

For the year ended December 31, 2020, there is no net cash provided by investing activities.

Net Cash Provided By Financing Activities.

For the year ended December 31, 2021, net cash provided by financing activities was $170,125, consisting primarily of proceeds from the issuance of common stock.

For the year ended December 31, 2020, net cash provided by financing activities was $8,300, consisting primarily of proceeds from the issuance of common stock.

Material hurdles remain until we can sell the products commercially. First, we must construct manufacturing facilities, which includes locating a site, installing a workshop and setting up equipment. No special equipment needs to be engineered or produced. All needed equipment is presently available from existing manufacturers. Second, our workforce will need to be trained, however, no specialized education or experience is needed by labor we intend to hire.  We estimate that we need approximately $5,000,000 to complete such activities and that it would take approximately one year to complete such activities.  Additional funding will likely come from equity financing from the sale of our common stock, if we are able to sell such stock. If we are successful in completing an equity financing, existing shareholders will experience dilution of their interest in our Company. We do not have any financing arranged and we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our exploration activities. In the absence of such financing, our business will fail.   There are no assurances that we will be able to achieve further sales of our common stock or any other form of additional financing. If we are unable to achieve the financing necessary to continue our plan of operations, then we will not be able to continue the expansion of our business.

12

ITEM 8. FINANCIAL STATEMENTS

Goldenwell Biotech, Inc.

15

Report of Independent Registered Public Accounting Firm

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

For the year ended December 31, 2021 and 2020, the total fees charged to the company for audit services, including quarterly reviews were $8,500 and $4,500, for audit-related services were $0 and $0 and for tax services and other services were $0 and $0, respectively.

24

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) The following Exhibits, as required by Item 601 of Regulation SK, are attached or incorporated by reference, as stated below.

Number	Description

3.1	Articles of Incorporation (1)
3.2	Bylaws (1)
23.1	Consent of Michael Gillespie & Associates, PLLC
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).*+
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*+
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*+
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*+
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.*+
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*+
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).*+

_______________

(1)	Incorporated by reference to Registration Statement on Form S-1 (File No. 333-236561), filed with the Securities and Exchange Commission on February 21, 2020.

*Filed herewith.

+ XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDENWELL BIOTECH, INC.

Date: March 31, 2022	By:	/s/ Shuang Liu
	Name:	Shuang Liu
	Title:	Chief Executive Officer (principal executive officer)

Date: March 31, 2022	By:	/s/ Hua Xie
	Name:	Hua Xie
	Title:	Secretary (principal financial officer and principal accounting officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shuang Liu and Hua Xie, and each of them, as his true and lawful attorney-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K of Goldenwell Biotech, Inc. for the fiscal year ended December 31, 2021, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, grant unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Power of Attorney has been signed by the following persons in the capacities and on the dates stated.

Date: March 31, 2022	By:	/s/ Shuang Liu
	Name:	Shuang Liu
	Title:	Chief Executive Officer, President, and Director (principal executive officer) (principal executive officer)

Date: March 31, 2022	By:	/s/ Hua Xie
	Name:	Hua Xie
	Title:	Secretary and Director (principal financial officer and principal accounting officer)

Date: March 31, 2022	By:	/s/ Yang Li
	Name:	Yang Li
	Title:	Treasurer and Director